

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

Via E-mail
James J. Antal
Chief Financial Officer
CenterState Banks, Inc.
42745 U.S. Highway 27
Davenport, FL 33837

> **Re:** **CenterState Banks, Inc.**
> **Form 10-K for Fiscal Period Ended**
> **December 31, 2012**
> **Filed March 4, 2013**
> **Form 8-K**
> **Filed April 22, 2013**
> **File No. 000-32017**

Dear Mr. Antal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the Fiscal Period Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-interest Income, page 40

1. We note a bargain purchase gain was recorded in the fourth quarter of fiscal year 2011 in conjunction with the acquisition of Federal Trust Corporation from the Hartford Insurance Group. At the date of acquisition, the Company estimated the amount of the loan putbacks under the agreement and recorded an appropriate provision. In regard to the provision recorded please address the following:

- Address the accounting literature followed in regard to the recording of the initial provision;
- Tell us the amount of the initial provision recorded at the acquisition date as well as the credit loss amounts recorded in each subsequent period throughout the putback period;
- Explain to us how the put back of loans was recorded; and
- Address how the provision impacted the bargain purchase gain recorded at the acquisition date.

Notes to Consolidated Financial Statements

Note (27) Business Combinations, page 128

2. We note that during the quarter ended December 31, 2012, the Company recorded a measurement period adjustment, based on the receipt of new appraisals, to reflect a change in the estimate of the acquisition date fair value of the loans acquired in the January 2012 acquisition of First Guaranty Bank.   Please confirm, if true, that the new information obtained in the fourth quarter of 2012 quarter was directly related to facts and circumstances that existed as of the acquisition date. Further, provide us with additional information in regard to the nonperforming loans in question, which resulted in the adjustments, addressing whether these loans were nonperforming at the acquisition date or became nonperforming during fiscal 2012. We reference ASC 805-10-25-13 to 19.

3. In regard to the measurement period adjustments made, please tell us the impact of the individual adjustments on each of the respective income statement line items for periods impacted as a result of the new appraisals received.

Form 8-K filed April 22, 2013

4. We note the disclosure, on page 5, of the non-gaap measure of "pre-tax pre-provision earnings" (i.e. PTPP) and the earnings per share measure for PTPP. Based on the current disclosures it is unclear as to the relevance of this non-GAAP financial measure, how this information is useful to the investor as well as what financial measure within GAAP would be considered comparable. Further, it is unclear clear as to how management uses this non-GAAP measure. Please provide us with this information as well as addressing how the disclosures comply with Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3452 any questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Staff Accountant